EXHIBIT 10.5

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential. […***…] denotes omissions.

Non-Exclusive License Agreement

between

The Regents of the University of California

and

Sage Therapeutics, Inc.

for

Allopregnanolone in the Treatment of Status Epilepticus and Post-Partum Depression

File No. […***…]

Non-Exclusive License Agreement

for

Allopregnanolone in the Treatment of Status Epilepticus

and Post-Partum Depression

(File No. […***…])

This non-exclusive license agreement (“Agreement”) is effective this 23rd day of October 2013 (“Effective Date”), by and between The Regents of the University of California (“The Regents”), a California corporation, having its statewide administrative offices at 1111 Franklin Street, 12th Floor, Oakland, California 94607-5200, as represented by its Davis campus, having an address at UC Davis InnovationAccess, 1850 Research Park Drive, Suite 100, Davis, California 95618 and Sage Therapeutics, Inc. (“Licensee”), a Delaware corporation, having a principal place of business at 215 First Street, Cambridge, Massachusetts 02142. The Regents and Licensee will be referred to herein, on occasion, individually as “Party” or collectively as “Parties.”

RECITALS

Whereas, the Material (defined below) was made at the University of California, Davis campus (“UC Davis”) by Dr. Michael Rogawski (“Investigator”);

Whereas, the development of the Material was sponsored in part by one or more agencies of the United States Government; accordingly, under Federal law, the Material is tangible research product owned by The Regents; also, any related invention rights are subject to the rights of the United States Government under 35 USC §§ 200-212 and implementing regulations; and The Regents is obligated to grant to the United States Government a non-exclusive, non-transferable, irrevocable, paid-up license to use the Material by or on behalf of the United States Government throughout the world;

Whereas, Licensee has requested from The Regents the Material as defined in Paragraph 1.1 below for the Research Use defined in Paragraph 1.6(ii) below, which Material was developed with the Department of Defense support under contract number W81XWH-09-1-0746 administered by the USA Med Research ACQ Activity;

Whereas, The Regents and Licensee have entered into a Letter Agreement (UC Agreement Control No. 2013-30-0469) effective March 12, 2013 (“Letter Agreement”) for the purpose of granting Licensee an exclusive right to negotiate an exclusive license;

Whereas, The Regents and Licensee entered into an Investigational New Drug Application (“IND”) Data Transfer Agreement (UC Agreement Control No. 2013-210514) effective April 1, 2013 (“IND Data Transfer Agreement”) for the purpose of reference of data in Licensee’s pre-IND interactions with the Food and Drug Administration (“FDA”) in advance of a submission of Licensee’s IND application for use of Allopregnanolone for the treatment of status epilepticus and pre-IND discussion pertaining to an IND application for such indication with the FDA;

Whereas, The Regents and Licensee entered into a Material Transfer Agreement (File No. 2013-816-M) effective July 9, 2013 (“MTA”) for the purpose of The Regents to transfer a portion of the Material, Allopregnanolone (GMP grade chemical), to Licensee for developing a clinically relevant formulation for treatment of status epilepticus, such use limited to formulation/process development (prototype batch, material compatibility, filter study validation); engineering batch manufacture; and analytical support (re-release of API);

Whereas, The Regents and Licensee desire to have the Data (defined below) and Material (defined below) used by Licensee so that products resulting therefrom may be developed, commercialized and available for public use and benefit; and

Whereas, Licensee desires to acquire, and The Regents desires to grant, a license under Property Rights in accordance with the terms herein.

Now, therefore, the Parties agree as follows:

1. DEFINITIONS

1.1 “Material” means approximately […***…] kilograms of Allopregnanolone (GMP grade chemical), approximately […***…]

grams of which was provided to Licensee prior to the Effective Date pursuant to the MTA.

1.2 “Modifications” mean substances created or made by or on behalf of the Licensee that either contain or incorporate the Material or were otherwise created through the use of the Material. For the purpose under this Agreement, pharmaceutical formulations of Material shall be considered Modifications. Notwithstanding the above, Licensee shall not chemically modify or alter the chemical structure of the Material.

1.3 “Data” means the confidential Investigational New Drug (IND) application package (IND Number 111,085) owned by The Regents and generated by the The Regents’ Investigator for the use of Allopregnanolone for Traumatic Brain Injury and any updates to such IND.

1.4 “Derived Product” means a product containing Allopregnanolone produced by or on behalf of Licensee for Sale or Sold as a drug for status epilepticus and/or post-partum depression.

1.5 “Property Rights” means all personal proprietary rights of The Regents covering the tangible personal property in the Data and

Material.

1.6 “Licensed Field of Use” means the (a) use of Data for Reference Use as defined below and (b) use of Material or Modifications for Research Use as defined below.

(i) “Reference Use” means use of Data by the Licensee, and by affiliates, contractors, consultants, agents and/or vendors on behalf of Licensee, for the sole purpose of reference or incorporation to the extent that such reference or incorporation identifies, labels it as an excerpt from Data and acknowledges UC Davis as the source of the Data in Licensee’s IND application(s) with the FDA for use of Allopregnanolone for the treatment of status epilepticus and/or postpartum depression. […***…].

(ii) “Research Use” means use of Material or Modifications to develop a clinically relevant pharmaceutical formulation and use of such pharmaceutical formulation for FDA-approved human clinical trials for treatment of status epilepticus and/or post-partum depression. Research Use includes transfer of Material by Licensee to a third party who uses such Material to create a Modification on behalf of Licensee.

1.7 “Sale” means, for Derived Products, the act of selling, leasing or otherwise transferring, providing, or furnishing such product for any consideration. Correspondingly, “Sell” means to make or cause to be made a Sale, and “Sold” means to have made or caused to be made a Sale.

1.8 “Net Sales” means the gross invoice price charged by, and the value of any noncash consideration owed to, Licensee for Sales of Derived Products in the Licensed Territory, less the sum of the following actual and customary deductions where applicable: cash, trade or quantity discounts; sales, use, tariff, ^import/export duties or other excise taxes when included in gross sales, but not value-added taxes assessed or income taxes derived from such sales; transportation and related freight/shipping insurance charges; and allowances or credits to customers because of rejections or returns.

1.9 “Licensed Territory” means the United States of America and its territories and possessions, and any foreign countries where

Property Rights exist.

1.10 “Research Use Results” means all technical information and data relating to the Licensed Field of Use.

2. GRANT; RESTRICTIONS

2.1 Subject to the limitations set forth in this Agreement, including without limitation the licenses granted to the United States Government referred to in the Recitals above and the rights reserved in Paragraphs 2.3 and 2.7 below, The Regents hereby grants to Licensee a non-exclusive license under Property Rights, in the Licensed Territory, to the extent such license rights may be lawfully granted, to (a) use Data for the Reference Use under the Licensed Field of Use in compliance with all applicable statutes and regulations, and (b) possess and use Material or Modifications solely for Research Use.

2.2 (a) The rights granted to Licensee under Paragraph 2.1 above are limited for the purposes stated in this Agreement. Any other use of Data, Material or Modifications is expressly prohibited.

(b) Licensee agrees to use Material or Modifications in compliance with all applicable statutes and regulations, including, but not limited to, those related to research involving the use of humans, animals or recombinant DNA. The Material or Modifications will not be used by Licensee for commercial purposes or any other use other than the Research Use (provided that the use of Materials or Modifications to develop a clinically relevant pharmaceutical formulation, use of such pharmaceutical formulation for FDA-approved human clinical trials, for the purposes of eventual commercial sale of such pharmaceutical formulation, shall not be considered a use for commercial purposes).

(c) Licensee shall not analyze the Material for chemical composition or physical structure or have or allow any component of the Material to be analyzed or make any use of any such analysis other than for quality testing purposes to meet FDA submission requirements. Licensee shall not make chemical modification or alter the chemical structure of the Material in any way except as pursuant to Paragraph 1.6.

2.3 The Regents reserves the right to do any one or more of the following:

(a) publish any technical data resulting from research performed by The Regents relating to the Data and Material;

(b) make and use the Data and Material and associated technology for educational and research purposes;

(c) practice Property Rights for educational and research purposes, including in order to make and use products;

(d) allow other educational and non-profit institutions to do any one or more of the activities of Subparagraphs 2.3 (a), (b), and (c) above, for educational and research purposes; and

(e) transfer or grant rights in the Data and Material as further described in Paragraph 2.7.

2.4 The Regents, through the Investigator, will endeavor to transfer to Licensee, the remaining amount (approximately […***…] grams) of the Material within fourteen (14) days from the date this Agreement is executed by The Regents and Licensee shall pay all the storage, handling, associated shipping costs and incidental expenses, which shall be included in (and not separate from) the Material Fee (defined below). Licensee acknowledges that The Regents, through the Investigator, has transferred a portion of Material to Licensee in accordance with the terms and conditions of the MTA. The Material will be delivered to:

[…***…]

2.5 The Regents is not obligated to provide any replacements or any additional amounts of Material.

2.6 Except as otherwise permitted under this Agreement, Licensee will not Sell, donate, abandon, or otherwise transfer Data to any third party and will not Sell, donate, abandon, or otherwise transfer ownership of Material to any third party. Licensee acknowledges that The Regents retains ownership of Data and that ownership of Data is not transferred to Licensee under this Agreement. However, ownership (title) of the Material will transfer to Licensee upon receipt by Licensee. For such Material that has title transferred to Licensee, such Material will otherwise remain as Material under this Agreement and all other terms of this Agreement will apply.

2.7 The Regents is free to transfer or grant rights in the Data to third parties for any purposes.

3. SUBLICENSES

3.1 This Agreement specifically excludes the right of Licensee to issue sublicenses.

4. MATERIAL FEE

4.1 Licensee will pay to The Regents a sum of […***…] Dollars ($[…***…]) for the costs of storage, packaging, transport and incidental expenses for the Material (“Material Fee”).

4.2 The Material Fee is due fifteen (15) days after receipt of an invoice therefor. The Material Fee is non-creditable, non-refundable and not an advance against royalties or other payments due under this Agreement.

5. ROYALTIES AND MILESTONES

5.1 Licensee will pay to The Regents earned royalties (“Earned Royalties”) at the rate of […***…] percent ([…***…]%) of the Net Sales in the Licensed Territory of each Derived Product for fifteen (15) years after first Sale of each such Derived Product.

5.2 Earned Royalties accruing to The Regents will be paid to The Regents semiannually within […***…] days after the end of each […***…] month period as follows: November 1 (for the […***…] month period commencing March 1 of that year), and May 1 (for the […***…] month period commencing September 1 of the prior calendar year).

5.3 All consideration due The Regents will be payable in United States dollars. When Derived Products are Sold for monies other than United States dollars, the Earned Royalties will first be determined in the foreign currency of the country in which the Sale was made and then converted into equivalent United States dollars. The exchange rate will be that quoted in the Wall Street Journal on the last business day of the reporting period.

5.4 Payments due for Sales occurring in any country outside the United States will not be reduced by any taxes, fees, or other charges imposed by the government of such country on the remittance of royalty income. Licensee will also be responsible for all bank transfer charges.

5.5 Licensee will make all payments under this Agreement either by check or electronic transfer, payable to “The Regents of the University of California” and Licensee will forward such payments to The Regents at the address shown in Paragraph 20.1 below.

5.6 No Earned Royalties will be collected or paid hereunder on Sales of Derived Products to, or for use by, the United States Government. Licensee will reduce the amount charged for such Sales by an amount equal to the Earned Royalties otherwise due The Regents as provided herein.

5.7 (a) Within sixty (60) days after the […***…], whichever occurs first, Licensee will pay to The Regents a one-time, non-refundable and non-creditable milestone fee of seventy-five thousand dollars ($75,000).

(b) Within sixty (60) days after the […***…], whichever occurs second and for which a milestone fee was not paid under Paragraph 5.7(a), Licensee will pay to The Regents a onetime, non-refundable and non-creditable milestone fee of twenty-five thousand dollars ($25,000).

(c) For clarity, the milestone fees in clauses (a) and (b) above shall each be payable only once, […***…].

6. DILIGENCE

6.1 Licensee, upon execution of this Agreement, will use commercially reasonable efforts to proceed with the development, manufacture, and Sale of one or more Derived Products and will use commercially reasonable efforts to market such Derived Products in quantities sufficient to meet the market demand.

6.2 In addition to its obligations under Paragraph 6.1, Licensee specifically commits to obtain all necessary governmental approvals in each country where Derived Products are made, manufactured, used, Sold, imported, or offered for Sale.

6.3 If Licensee is unable to meet any of its diligence obligations set forth in Paragraphs 6.1 and 6.2, then The Regents will have the right and option to terminate this Agreement in accordance with Paragraph 10.1 below.

7. PROGRESS AND ROYALTY REPORTS

7.1 For the period beginning January 1, 2014, within sixty (60) days after each subsequent June 30 and December 31, Licensee will submit to The Regents a semi-annual progress report covering Licensee’s Research Use Results and the test conditions used, activities related to the development and testing of all Derived Products, and the obtaining of necessary governmental approvals, if any, for marketing Derived Products in the United States. These progress reports will be made for all development activities. If Licensee fails to submit a timely progress report to The Regents, The Regents will be entitled to terminate this Agreement in accordance with Paragraph 10.1 below. If either Party terminates this Agreement before any Derived Products are Sold or before this Agreement’s expiration, a final progress report covering the period prior to termination must be submitted within thirty (30) days of termination.

7.2 Each progress report will be a sufficiently detailed summary of activities of Licensee so that The Regents may evaluate and determine Licensee’s progress in the development of Derived Product and Research Use, and in meeting its diligence obligations under Article 6, and will include (but not be limited to) the following: summary of work completed and in progress; current schedule of anticipated events and milestones; and anticipated market introduction dates.

7.3 In Licensee’s progress report immediately subsequent to the first Sale by Licensee of Derived Products, Licensee will report the date of such first Sale.

7.4 After the first Sale of a Derived Product, Licensee will provide semi-annual royalty reports to The Regents on or before November 1 (for the six (6)-month period commencing March 1 of that year), and May 1 (for the six (6)-month period commencing September 1 of the prior calendar year). Each such royalty report will include at least the following:

(a) The number of Derived Products manufactured and the number of Derived Products Sold;

(b) Gross revenue from Sale of Derived Products;

(c) Net Sales pursuant to Paragraph 1.8;

(d) Itemized deductions pursuant to Paragraph 1.8;

(e) Listing of distributors Selling Derived Products; and

(f) Total Earned Royalties due to The Regents.

7.5 If no Sales of Derived Product have occurred during the reporting period, a statement to this effect is required in the royalty report for that period.

8. BOOKS AND RECORDS

8.1 Licensee will keep full, true, and accurate books of accounts containing all particulars that may be necessary for the purpose of showing the amount of Earned Royalties payable to The Regents and Licensee’s compliance with other obligations under this Agreement. Said books of accounts will be kept at Licensee’s principal place of business or the principal place of business of the appropriate division of Licensee to which this Agreement relates. Said books and the supporting data will be open at all reasonable times during normal business hours upon at least ten (10) business days’ notice, for five (5) years following the end of the calendar year to which they pertain, to the inspection and audit by representatives of The Regents reasonably acceptable to Licensee for the purpose of verifying Licensee’s royalty statement or compliance in other respects with this Agreement. Such representatives will be bound to hold all information in confidence except as necessary to communicate Licensee’s noncompliance with this Agreement to The Regents. The Regents may conduct such an inspection and audit only once in any twelve (12)-month period, and may not conduct such an inspection and audit with respect to the same time period more than once.

8.2 The fees and expenses of The Regents’ representatives performing such an examination will be borne by The Regents. However, if an error in underpaid royalties to The Regents of more than five percent (5%) of the total Earned Royalties due for any year is discovered, then the fees and expenses of these representatives will be borne by Licensee.

9. LIFE OF THE AGREEMENT

9.1 This Agreement shall be effective as of the Effective Date and unless terminated earlier pursuant to Article 6, Article 10, Article 11 or Article 25, this Agreement shall continue in effect until fifteen (15) years after the last-to-occur first Sale of a Derived Product (the effective period of the Agreement being referred to herein as the “Term”). Notwithstanding the foregoing, in no event will the Term extend beyond twenty-seven (27) years after the Effective Date. Upon expiration of this Agreement, the license set forth in Paragraph 2.1 shall become perpetual, irrevocable, royalty-free and fully paid-up, subject to Paragraph 9.2.

9.2 Any termination or expiration of this Agreement will not affect the rights and obligations set forth in the following Articles:

Article 1 Definitions

Article 8 Books and Records

Article 9 Life of the Agreement

Article 12 Disposition of Material, Modifications, and Derived Products on Hand upon Termination

Article 13 Use of Names and Trademarks

Article 14 Limited Warranties

Article 15 Indemnification

Article 19 Notices

Article 20 Payments

Article 22 Confidentiality

Article 27 Applicable Law; Venue; Attorneys’ Fees

Article 28 Scope of Agreement

9.3 The termination or expiration of this Agreement will not relieve Licensee of its obligation to pay any monies owing at the time of such termination or expiration and will not relieve any obligations, of either Party to the other Party, established prior to termination or expiration.

10. TERMINATION BY THE REGENTS

10.1 If Licensee should violate or fail to perform any material term of this Agreement, then The Regents may give written notice of such default (“Notice of Default”) to Licensee. If Licensee should fail to repair such default in accordance with Paragraph 10.3 and, if applicable, Paragraph 10.4, The Regents will have the right to terminate this Agreement and the license herein by providing a second written notice (“Notice of Termination”) to Licensee. If a Notice of Termination is sent to Licensee, this Agreement will automatically terminate on the effective date of such notice. Such termination will not relieve Licensee of its obligation to pay any royalty or fees owing at the time of such termination and will not impair any accrued rights of The Regents. These notices will be subject to Article 19 (Notices).

10.2 Notwithstanding Paragraph 10.1 above, this Agreement will automatically terminate in the event of Licensee’s insolvency or the filing of a petition for relief under the United States Bankruptcy Code (a) by Licensee as a debtor or (b) against Licensee as an alleged debtor, if such petition against Licensee has not been stayed or dismissed within sixty (60) days after filing.

10.3 After The Regents has given the Notice of Default, and if Licensee fails to repair such default within sixty (60) days after the effective date of such notice, if the Parties can mutually agree, no later than one hundred twenty (120) days after the effective date of the Notice of Default as to the measures Licensee is to take to adequately address the material term that has been breached by Licensee, then this Agreement will not terminate subject to Licensee’s performance of such measures. If the Parties are unable to mutually agree on the measures Licensee is to take to address the material breach, then the Parties will submit the dispute to an unrelated third party arbitrator to determine the measures Licensee is to take to address the material breach, in accordance with Paragraph 10.4 (“Baseball Arbitration”).

10.4 Any Baseball Arbitration shall be held in San Francisco, California, according to the then-current commercial arbitration rules of the American Arbitration Association (“AAA”), except to the extent such rules are inconsistent with this Paragraph 10.4. The Baseball Arbitration will be conducted by one (1) arbitrator who shall be reasonably acceptable to the Parties and who shall be appointed in accordance with AAA rules. If the Parties are unable to select an arbitrator, then the arbitrator shall be appointed in accordance with AAA rules. Any arbitrator chosen hereunder shall have educational training and industry experience sufficient to demonstrate a reasonable level of experience relevant to the nature of the matter in dispute. Within twenty (20) days after the selection of the arbitrator, each Party shall submit to the arbitrator and the other Party a proposal for the steps Licensee is to take to address the material breach, together with any relevant evidence in support thereof (the “Proposals”). Within fifteen (15) days after the delivery of the last Proposal to the arbitrator, each Party may submit a written rebuttal of the other Party’s Proposal and may also amend and re-submit its original Proposal. The Parties and the arbitrator shall meet within fifteen (15) days after the Parties have submitted their Proposals, at which time each Party shall have one (1) hour to argue in support of its Proposal. The Parties shall not have the right to call any witnesses in support of their arguments, nor compel any production of documents or take any discovery from the other Party in preparation for the meeting. Within thirty (30) days after such meeting, the arbitrator shall select one of the Proposals so submitted by one of the Parties as the resolution of the dispute, but may not alter the terms of either Proposal and may not resolve the dispute in a manner other than by selection of one of the submitted Proposals. If a Party fails to submit a Proposal within the initial twenty (20) day time frame set forth above, the arbitrator shall select the Proposal of the other Party as the determination of the steps Licensee shall take to remedy the material breach. Any time period set forth in this Paragraph 10,4 may be extended by mutual agreement of the Parties. The content (but not the existence or outcome) of the proceedings shall be confidential. Each Party shall bear its own costs incurred in Baseball Arbitration, and Licensee shall pay the costs of the arbitrator. The Regents shall have the right to issue the Notice of Termination in respect of the applicable material breach following Baseball Arbitration only if Licensee fails to perform the measures to address such material breach as set forth in the Proposal selected by the arbitrator.

11. TERMINATION BY LICENSEE

11.1 Licensee will have the right at any time to terminate this Agreement by giving notice in writing to The Regents. Such notice of termination will be subject to Article 19 (Notices) and termination of this Agreement will be effective sixty (60) days after the effective date of such notice.

11.2 Any termination pursuant to Paragraph 11.1 will not relieve Licensee of any obligation or liability accrued hereunder prior to such termination or rescind anything done by Licensee or any payments made to The Regents hereunder prior to the time such termination becomes effective, and such termination will not affect in any manner any rights of The Regents arising under this Agreement prior to such termination.

12. DISPOSITION OF MATERIAL, MODIFICATIONS AND DERIVED PRODUCTS

ON HAND UPON TERMINATION

12.1 Upon termination of this Agreement, for a period of one hundred and twenty (120) days after the date of termination, Licensee may complete and Sell any partially made Derived Products; provided that all such Sales will be subject to the terms of this

Agreement including, but not limited to, the payment of Earned Royalties and the rendering of royalty reports thereon. Licensee may not otherwise make, have made, use, Sell, have Sold, offer for Sale, or import Derived Products after the date of termination.

12.2 Upon termination of this Agreement for any reason, Licensee will destroy any Material or Modifications in its possession within fifteen (15) days following the effective date of termination. Licensee will provide The Regents within thirty (30) days following said termination date with written notice that the Material and Modifications have been destroyed.

13. USE OF NAMES AND TRADEMARKS

13.1 Nothing contained in this Agreement will be construed as conferring any right to use in advertising, publicity or other promotional activities any name, trademark, trade name, or other designation of either Party by the other (including any contraction, abbreviation, or simulation of any of the foregoing). Unless required by law or consented to in writing by The Regents, the use by Licensee of the name “The Regents of the University of California” or the name of any University of California campus in advertising, publicity or other promotional activities (other than as set forth in Paragraph 23.1) is expressly prohibited.

14. LIMITED WARRANTIES

14.1 The Regents warrants to Licensee that it has the lawful right to grant this license.

14.2 This license and the associated Property Rights and Material are provided WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED. THE REGENTS MAKES NO REPRESENTATION OR WARRANTY THAT THE PROPERTY RIGHTS, DATA, MATERIAL, MODIFICATIONS OR DERIVED PRODUCTS, WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER PROPRIETARY RIGHT.

14.3 (a) EXCEPT FOR LICENSEE’S OBLIGATIONS REGARDING CLAIMS OF THIRD PARTIES PURSUANT TO ARTICLE 15 (INDEMNIFICATION), IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY INCIDENTAL, SPECIAL, OR CONSEQUENTIAL DAMAGES RESULTING FROM EXERCISE OF THIS LICENSE OR THE USE OF THE DATA, MATERIAL, MODIFICATIONS, PROPERTY RIGHTS, OR DERIVED PRODUCTS.

(b) EXCEPT FOR LICENSEE’S OBLIGATIONS REGARDING CLAIMS OF THIRD PARTIES PURSUANT TO ARTICLE 15 (INDEMNIFICATION) AND EXCEPT AS MAY RESULT FROM A BREACH OF ARTICLE 22 (CONFIDENTIALITY), NEITHER PARTY WILL BE LIABLE FOR ANY LOST PROFITS, COSTS OF PROCURING SUBSTITUTE GOODS OR SERVICES, LOST BUSINESS, ENHANCED DAMAGES FOR INTELLECTUAL PROPERTY INFRINGEMENT, OR FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE, OR OTHER SPECIAL DAMAGES SUFFERED BY THE OTHER PARTY OR ITS AFFILIATES ARISING OUT OF OR RELATED TO THIS AGREEMENT FOR ALL CAUSES OF ACTION OF ANY KIND (INCLUDING TORT, CONTRACT, NEGLIGENCE, STRICT LIABILITY AND BREACH OF WARRANTY) EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

14.4 Nothing in this Agreement is or will be construed as:

(a) a warranty or representation by The Regents as to the validity, enforceability, or scope of any Property Rights;

(b) a warranty or representation that anything made, used, offered for Sale, imported, or Sold under any license granted in this Agreement is or will be free from infringement of patents of third parties;

(c) an obligation to bring or prosecute actions or suits against third parties for misappropriation of Data, Material, Modifications or Derived Products;

(d) conferring by implication, estoppel, or otherwise any express or implied license or rights under any patents, patent applications, data, copyrights or materials of The Regents, other than with respect to the Data or Material; or

(e) an obligation to furnish any know-how, technology, or technological information not provided in the Material.

15. INDEMNIFICATION

15.1 Licensee will indemnify, hold harmless, and defend The Regents and its officers, employees, and agents; sponsor(s) of the research that led to the Data and Material; and the creators and inventors of any Data and Material covered by Property Rights and their employers against any and all claims, suits, losses, damage, costs, fees, and expenses to the extent resulting from, or arising out of, any third party claim relating to the exercise of this license. This indemnification will include, but will not be limited to, any product liability. If The Regents, in its sole discretion, believes that there will be a conflict of interest with counsel chosen by Licensee, then The Regents may retain counsel of its choice to represent it, and Licensee will pay all expenses for such representation.

15.2 Licensee assumes all liability for damages that may arise from its use, storage or disposition of the Material or Modifications. The Regents shall not be liable to Licensee for any loss, claim or demand made by Licensee, or made against Licensee by any other party, due to or arising from the use, storage or disposition of the Material or Modifications by Licensee. Licensee shall be solely responsible for any use of the Material or Modifications at Licensee’s facilities or otherwise by Licensee employees, agents, contractors, or other representatives. Licensee shall indemnify, defend, and hold The Regents and all The Regents’ directors, officers, employees, agents, contractors and other representatives (collectively the “Indemnitees”) harmless from any claim, litigation, liability, inspection, investigation, administrative proceeding, or other action initiated or threatened by a private party, a government agency, or any other person or entity (collectively “Claims”) arising from receipt, storage, use, or disposition of Materials or Modifications by or on behalf of Licensee pursuant to this Agreement or otherwise, and regardless of the basis or cause of such Claim. Each Party shall promptly inform the other of any such Claim of which the Party becomes aware, and each shall communicate with the other’s designated counsel regarding the management of such Claim. Licensee shall keep The Regents informed of, and consult with The Regents in connection with the selection of counsel to defend the any Claim and the progress of such litigation or settlement. Licensee shall not have any right to settle any Claim without the specific prior written approval from a designated legal representative of The Regents, Licensee acknowledges that any such settlement proposal submitted to The Regents for approval shall contain a full release of liability for The Regents.

15.3 Licensee, at its sole cost and expense, will insure its activities in connection with any work performed hereunder and will obtain, keep in force, and maintain the following insurance:

(a) Commercial Form General Liability Insurance (contractual liability included; Commercial Form General Liability Insurance will also include clinical trials insurance coverage when applicable, at the levels below) with limits as follows:

Each Occurrence	$[…***…]
Products/Completed Operations Aggregate	$[…***…]
Personal and Advertising Injury	$[…***…]
General Aggregate	$[…***…]

If the above insurance is written on a claims-made form, it will continue for three (3) years following termination or expiration of this Agreement. The insurance will have a retroactive date of placement prior to or coinciding with the Effective Date of this Agreement; and

(b) Worker’s Compensation as legally required in the jurisdiction in which Licensee is doing business.

15.4 The coverage and limits referred to in Subparagraph 15.3(a) and 15.3(b) above will not in any way limit the liability of Licensee under this Article 15. Upon the execution of this Agreement, Licensee will furnish The Regents with certificates of insurance evidencing compliance with all requirements, and Licensee will promptly notify The Regents of any material modification of the insurance coverages. Such certificates will:

(a) provide for thirty (30) days’ (ten (10) days for non-payment of premium) advance written notice to The Regents of any cancellation of insurance coverages;

(b) indicate that The Regents has been endorsed as an additional insured under the coverage described above in Paragraph 15.3; and

(c) include a provision that the coverage will be primary and will not participate with, nor will be excess over, any valid and collectable insurance or program of self-insurance maintained by The Regents.

15.5 The Regents will promptly notify Licensee in writing of any claim or suit brought against The Regents for which The Regents intends to invoke the provisions of this Article 15. Licensee will keep The Regents informed of its defense of any claims pursuant to this Article 15.

16. COMPLIANCE WITH LAWS/EXPORT CONTROLS

16.1 Licensee will comply with all applicable international, national, state, regional, and local laws and regulations in performing its obligations hereunder and in Licensee’s use, manufacture, offer for Sale, Sale, or import of the Derived Products. Licensee will observe all applicable United States and foreign laws and regulations governing the transfer of Derived Products and related technical data to foreign countries, including, without limitation, the International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations.

16.2 Licensee understands that The Regents is subject to United States laws and regulations (including the Arms Export Control Act, as amended, and the Export Administration Act of 1979), controlling the export of technical data, computer software, laboratory prototypes and other commodities, and The Regents’ obligations to Licensee under this Agreement are contingent on and subject to compliance with such laws and regulations.

The transfer of certain technical data and/or commodities may require a license from the cognizant agency of the United States Government and/or written assurances by Licensee that Licensee will not export such technical data and/or commodities to certain foreign countries without prior approval of such agency. The Regents neither represents that such a license will not be required nor that, if required, it will be issued.

17. GOVERNMENT APPROVAL OR REGISTRATION

17.1 If this Agreement or any associated transaction is required by the law of any nation to be either approved or registered with any governmental agency, Licensee will assume all legal obligations to do so. Licensee will notify The Regents if it becomes aware that this Agreement is subject to a United States or foreign government reporting or approval requirement. Licensee will make all necessary filings and pay all costs including fees, penalties, and all other out-of-pocket costs associated with such reporting or approval process.

18. ASSIGNMENT

18.1 This Agreement is binding upon and will inure to the benefit of The Regents, its successors and assigns. This Agreement is personal to Licensee and assignable by Licensee only with the written consent of The Regents, provided that Licensee may, on written notice to The Regents, assign this Agreement, including, without limitation, all obligations owed to The Regents hereunder, to an acquiror of all or substantially all of Licensee’s stock or assets to which this Agreement relates.

19. NOTICES

19.1 All notices under this Agreement will be deemed to have been fully given and effective when done in writing and delivered in person, or mailed by registered or certified U.S. mail, or deposited with a carrier service requiring signature by recipient, and addressed as follows;

To The Regents: UC Davis InnovationAccess

1850 Research Park Drive, Suite 100

Davis, CA 95618-6134

Attn.: Executive Director, File No. […***…]

To Licensee: Sage Therapeutics, Inc.

215 First Street

Cambridge, Massachusetts 02142

Attention: Chief Business Officer

Either Party may change its address upon written notice to the other Party.

20. PAYMENTS

20.1 Payments to The Regents that are not for the Material Fee will be made by check or bank wire transfer, to the following address:

Checks:	The Regents of the University of California Innovation Alliances and Services 1111 Franklin Street, 5th Floor Oakland, CA 94607-5200 Attention: Chief Financial Officer Referencing: […***…]

Bank wire (Licensee is responsible for all wire transfer fees):

[…***…]

Payments to The Regents for the Material Fee shall be made by check or bank wire transfer to the address below. Licensee is responsible for all wire transfer fees. Payments shall be made payable to “The Regents of the University of California”.

[…***…]

In addition to the above, recipient shall return the chain of custody document signed by recipient to UC DAVIS at the above address within one (1) business day of receipt of shipment of the MATERIAL.

20.2 If monies owed to The Regents under this Agreement are not received by The Regents when due, Licensee will pay to The Regents interest charges at a rate of […***…] percent ([…***…]%) per annum. Such interest will be calculated from the date payment was due until actually received by The Regents. Such accrual of interest will be in addition to, and not in lieu of, enforcement of any other rights of The Regents related to such late payment. Acceptance of any late payment will not constitute a waiver under Article 21 (Waiver) of this Agreement.

21. WAIVER

21.1 The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement will not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. None of the terms and conditions of this Agreement can be waived except by the written consent of the Party waiving compliance.

22. CONFIDENTIALITY

22.1 Subject to Paragraphs 22.2 and 22.3 below, each Party will hold the other Party’s business and technical information, and other proprietary information, including the negotiated terms of this Agreement (“Confidential Information”), in confidence and against disclosure to third parties with at least the same degree of care as it exercises to protect its own information and data of a similar nature. This obligation will expire ten (10) years after the termination or expiration of this Agreement.

22.2 Nothing contained herein will in any way restrict or impair the right of Licensee or The Regents to use, disclose or otherwise deal with any information or data which:

(a) at the time of disclosure to a receiving Party is available to the public or thereafter becomes available to the public by publication or otherwise through no act of the receiving Party;

(b) the receiving Party can show by written record was in its possession prior to the time of disclosure to it hereunder and was not acquired directly or indirectly from the disclosing Party;

(c) is independently made available to the receiving Party without restrictions by a third party;

(d) is independently developed by employees of the receiving Party who did not have access to the information disclosed by the disclosing Party; or

(e) is subject to disclosure under the California Public Records Act or other requirements of law.

22.3 The Regents will be free to release to its inventors, senior administrators employed by The Regents, and individual Regents, the terms and conditions of this Agreement upon their request. Licensee will be free to disclose the terms and conditions of this Agreement in connection with the filing of INDs and to bona fide potential or actual advisors, consultants, investors, acquirers, lenders, investment bankers or other potential financial partners in connection with Licensee’s proposed financing or business combination activities. If any such release described in this Paragraph 22.3 is made, the applicable Party will inform the recipient(s) of the confidentiality obligations set forth above and will request that they do not disclose such terms and conditions to others.

22.4 Licensee and The Regents agree to destroy or return to the disclosing Party Confidential Information received from the other in its possession within fifteen (15) days following the effective date of termination of this Agreement. However, each Party may retain one copy of Confidential Information of the other solely for archival purposes in non-working files for the sole purpose of verifying the ownership of the Confidential Information, provided such Confidential Information will be subject to the confidentiality provisions set forth in this Article 22. Licensee and The Regents agree to provide each other, within thirty (30) days following termination of this Agreement, with a written notice that Confidential Information has been returned or destroyed.

23. PUBLICATION OF RESEARCH USE RESULTS AND ACKNOWLEDGEMENT

23.1 Licensee may publish or present Research Use Results, provided Licensee provides The Regents with a copy of any proposed manuscript, abstract, poster session or presentation at least thirty (30) days prior to such publication or presentation. The Regents shall review such publication or presentation for Confidential Information or patentable material and may request a delay of the proposed publication or presentation for up to an additional thirty (30) days to allow for the removal of Confidential Information or the filing of patent application(s). Notwithstanding the foregoing, the Parties agree that no publication or presentation shall contain Confidential Information with respect to which it has confidentiality obligations pursuant to Article 22 (Confidentiality) of this Agreement without prior written consent of the Party whose Confidential Information is to be disclosed. Unless The Regents directs otherwise, any publication or presentation including press releases reporting the research carried out with the Material, Modifications or Data shall contain proper referencing in academic journal format or appropriate format, acknowledging UC Davis and The Regents as the source of the Material and/or Data.

23.2 Notwithstanding the above, if either Party determines that a clinical investigation utilizing the Material must or should be listed with the National Library of Medicine (ClinicalTrials.gov) or other databases to satisfy the requirements of the FDA Amendments Act of 2007 (“FDAAA”) or guidelines promulgated by the International Committee of Medical Journal Editors (“ICMJE”), the Parties shall meet and/or confer to create and upload one or more mutually agreeable listing(s).

24. DISCLOSURE, INVENTORSHIP, AND INTELLECTUAL PROPERTY RIGHTS

24.1 Licensee shall promptly notify The Regents of any potentially patentable discoveries or inventions made through the use of the Material, whether or not made within the specified limits of the approved Research Use. Licensee shall promptly supply The Regents with a copy of the invention disclosure.

24.2 Inventorship shall be determined according to United States patent law.

24.3 Collaborative efforts of The Regents and Licensee may create inventorship rights under United States patent law as well as under the law of any applicable jurisdiction in which a Party or both Parties may elect to file patent application(s). Each Party shall own its undivided interest in joint inventions. The Parties shall cooperate in discussing and securing patent rights to protect potentially patentable inventions.

25. FORCE MAJEURE

25.1 Except for Licensee’s obligation to make any payments to The Regents hereunder, and subject to Paragraph 25.2, below, the Parties will be excused from any performance required hereunder if such performance is rendered impossible or infeasible due to any catastrophe or other major event beyond their reasonable control, including, without limitation, war, riot, and insurrection; laws, proclamations, edicts, ordinances, or regulations; strikes, lockouts, or other serious labor disputes; and floods, fires, explosions, or other natural disasters. When such events have abated, the Parties’ respective obligations hereunder will resume.

25.2 Either Party to this Agreement will have the right to terminate this Agreement upon thirty (30) days’ prior written notice if either Party is unable to fulfill its obligations under this Agreement due to any of the causes specified in Paragraph 25.1 above for a period of one (1) year.

26. SEVERABILITY

26.1 The provisions of this Agreement are severable, and in the event that any provision of this Agreement is determined to be invalid or unenforceable under any controlling body of law, such invalidity or enforceability will not in any way affect the validity or enforceability of the remaining provisions hereof.

27. APPLICABLE LAW; VENUE; ATTORNEYS’ FEES

27.1 THIS AGREEMENT WILL BE CONSTRUED, INTERPRETED, AND APPLIED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, excluding any choice of law rules that would direct the application of the laws of another jurisdiction. Any legal action brought by the Parties relating to this Agreement will be conducted in San Francisco, California. The prevailing Party in any legal action under this Agreement will be entitled to recover its reasonable attorneys’ fees in addition to its costs and necessary disbursements.

28. SCOPE OF AGREEMENT

28.1 This Agreement incorporates the entire agreement between the Parties with respect to the subject matter hereof and supersedes all previous communications, representations or understandings, whether oral or written, between the Parties relating to the subject matter hereof. The MTA specified in the Recitals above, effective July 9, 2013, is hereby superseded. For the avoidance of doubt, the IND Data Transfer Agreement has expired as of October 1, 2013; however, the surviving provisions of the IND Data Transfer Agreement will continue to exist.

28.2 This Agreement may be altered or modified only by written amendment duly executed by the Parties.

In witness whereof, the Parties have executed this Agreement in duplicate originals by their duly authorized officers or representatives.

SAGE THERAPEUTICS, INC.		THE REGENTS OF THE UNIVERSITY OF
CALIFORNIA
By:	/s/ Kiran Reddy	By:	/s/ David R. McGee
Name:	Kiran Reddy	Name:	David R. McGee
Title:	Chief Business Officer	Title:	Executive Director, UC Davis InnovationAccess
Date:	October 21, 2013	Date:	October 23, 2013

First Amendment to the Non-Exclusive License Agreement

between The Regents of the University of California and Sage Therapeutics, Inc.

for Allopregnanolone in the Treatment of Status Epilepticus

and Post-Partum Depression

UC Agreement Control No. 2014-01-0261

(File No. […***…])

This first amendment to the Non-Exclusive License Agreement (UC Agreement Control No. 2014-01-0261; File No. […***…]) for “Allopregnanolone in the Treatment of Status Epilepticus and Post-Partum Depression” (“First Amendment”) is effective on the 14th day of May, 2014 (“First Amendment Effective Date”) between The Regents of the University of California (“The Regents”), a California corporation, having its statewide administrative offices at 1111 Franklin Street, 12th Floor, Oakland, California 94607- 5200, acting through UC Davis InnovationAccess, with an address at 1850 Research Park Drive, Suite 100, Davis, California 95618- 6153, and Sage Therapeutics, Inc. (“Licensee”), a Delaware corporation, having a principal place of business at 215 First Street, Cambridge, Massachusetts 02142. The Regents and Licensee will be referred to herein, on occasion, individually as “Party” or collectively as “Parties”.

Recitals

Whereas, a Non-Exclusive License Agreement for “Allopregnanolone in the Treatment of Status Epilepticus and Post-Partum Depression” was entered into between The Regents and Licensee on October 23, 2013, having UC Agreement Control Number 2014-01-0261; File No. […***…] (“Agreement”); and

Whereas, the Parties desire to amend the Agreement by adding treatment of essential tremor to Derived Products, Licensed Field of Use and milestone fees provisions of the Agreement.

The Parties agree as follows:

1. The title of the Agreement is deleted in its entirety and replaced with the following:

Non-Exclusive License Agreement between The Regents of the University of California and Sage Therapeutics, Inc. for Allopregnanolone in the Treatment of Essential Tremor, Status Epilepticus, and Post-Partum Depression

2. Paragraph 1.4 of Article 1 (Definitions) of the Agreement is deleted in its entirety and replaced with the following:

1.4 “Derived Product” means a product containing Allopregnanolone produced by or on behalf of Licensee for Sale or Sold as a drug for essential tremor, status epilepticus, and/or post-partum depression.

3. Paragraph 1.6 of Article 1 (Definitions) of the Agreement is deleted in its entirety and replaced with the following:

1.6 “Licensed Field of Use” means the (a) use of Data for Reference Use as defined below and (b) use of Material or Modifications for Research Use as defined below.

(i) “Reference Use” means use of Data by the Licensee, and by affiliates, contractors, consultants, agents and/or vendors on behalf of Licensee, for the sole purpose of reference or incorporation to the extent that such reference or incorporation identifies, labels it as an excerpt from Data and acknowledges UC Davis as the source of the Data in Licensee’s IND application(s) with the FDA for use of Allopregnanolone for the treatment of essential tremor, status epilepticus, and/or post-partum depression. […***…].

(ii) “Research Use” means use of Material or Modifications to develop a clinically relevant pharmaceutical formulation and use of such pharmaceutical formulation for FDA-approved human clinical trials for treatment of essential tremor, status epilepticus, and/or post-partum depression. Research Use includes transfer of Material by Licensee to a third party who uses such Material to create a Modification on behalf of Licensee.

4. Paragraph 5.7 of Article 5 (Royalties and Milestones) of the Agreement is deleted in its entirety and replaced with the following:

5.7 (a) Within […***…] days after the […***…], whichever occurs first, Licensee will pay to The Regents a one-time, non-refundable and non-creditable milestone fee of […***…] dollars ($[…***…]).

(b) Within […***…] days after the […***…], whichever occurs second and for which a milestone fee was not paid under Paragraph 5.7(a), Licensee will pay to The Regents a one-time, non-refundable and non-creditable milestone fee of […***…] dollars ($[…***…]).

(c) Within […***…] days after the […***…], whichever occurs third and for which a milestone fee was not paid under Paragraph 5.7(a) or Paragraph 5.7(b), Licensee will pay to The Regents a one-time, nonrefundable and non- creditable milestone fee of […***…] dollars ($[…***…]).

(d) For clarity, the milestone fees in clauses (a), (b), and (c) above shall each be payable only once, […***…].

This First Amendment does not in any way affect the unamended provisions of the Agreement.

In witness whereof, the Parties have executed this First Amendment in duplicate originals by their duly authorized officers or representatives.

SAGE THERAPEUTICS, INC.		THE REGENTS OF THE UNIVERSITY
OF CALIFORNIA
By:	/s/ Kimi Iguchi	By:	/s/ David R. McGee
Name:	Kimi Iguchi	Name:	David R. McGee
Title:	CFO	Title:	Executive Director, UC Davis InnovationAccess
Date:	5/12/14	Date:	5/14/14

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